UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
2 June 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Seneca Foods Corporation
File Nos. 0-01989 and 333-58739

CF# 31911

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Seneca Foods Corporation submitted an application under Rules 406 and 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10(b)(iii) to Form S-1 filed on July 9, 1998, as amended on August 7, 1998; and as modified by the same contract refiled with fewer redactions as Exhibit 10 to Form 8-K filed on September 17, 1998.

Based on representations by Seneca Foods Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10(b)(iii)	S-1/A	August 7, 1998	through December 31, 2019
10	8-K	September 17, 1998	through December 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary